# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC  20549

_____

## FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**June 13, 2011**
(Date of Report, Date of Earliest Event Reported)

## Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or Other Jurisdiction of Incorporation) | (I.R.S. Employer Identification No.) |
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01        Other Events**

On June 13, 2011, Stage Stores, Inc. ("the Company") issued a News Release announcing that its Board of Directors (the "Board") has approved a 20% increase in the Company's quarterly cash dividend rate to 9 cents per share from the previous quarterly rate of 7.5 cents per share.  The new quarterly dividend rate of 9 cents per share will be applicable to dividends declared by the Board after June 22, 2011.  A copy of the News Release is attached to this Form 8-K as Exhibit 99.

**Item 9.01        Financial Statements and Exhibits**

**(d)        Exhibits**

99        News Release issued by Stage Stores, Inc. on June 13, 2011, announcing that its Board of Directors has approved a 20% increase in the Company's quarterly cash dividend rate to 9 cents per share from the previous quarterly rate of 7.5 cents per share.  The new quarterly dividend rate of 9 cents per share will be applicable to dividends declared by the Board after June 22, 2011.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**STAGE STORES, INC.**

June 15, 2011                                        /s/ Oded Shein
   (Date)                                                Oded Shein
                                                             Chief Financial Officer